Exhibit 99.87

WONDERFI TECHNOLOGIES INC.

(Formerly, AUSTPRO ENERGY CORPORATION)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2021

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		As at December 31, 2021	As at September 30, 2021
	Notes	(Unaudited)	(Audited)
ASSETS
Current
Cash		$28,832,056	$20,346,956
Investments	6	5,000,000	-
Receivables		207,791	94,759
Prepaids		959,434	811,246
		34,999,281	21,252,961
Non-current
Intangibles (Cryptographic assets)	4	11,316,736	4,110,325
Investments	6	617,850	-
Equipment		10,994	8,934

Total Assets		$46,944,861	$25,372,220

LIABILITIES
Current
Accounts payable and accrued liabilities	5, 7	$963,074	$470,010
Due to related parties	7	65,370	65,370
		1,028,444	535,380
SHAREHOLDERS’ EQUITY
Share capital	8	52,738,144	28,619,942
Shares to be issued	10	1,300,000	-
Subscriptions received in advance (subscription receivable)		3,125	(12,500)
Share-based payments reserve	8	2,632,512	1,292,008
Deficit		(10,757,364)	(5,062,610)
		45,916,417	24,836,840
Total Liabilities and Shareholders’ Equity		$46,944,861	$25,372,220

Nature and continuance of operations (Note 1)

Subsequent events (Note 10)

Approved and authorized on behalf of the Board on February 10, 2022:

“Ben Samaroo”	“Dean Sutton”
Ben Samaroo, Director	Dean Sutton, Director

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Interim Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except number of shares)

(Unaudited)

		For three months
		period ended
	Notes	December 31, 2021
Expenses
Marketing and customer development		$1,309,545
Public relations		125,374
Amortization		1,310
Filing and regulatory		31,710
Office and miscellaneous		188,492
Professional and advisory fees	7,10	2,257,170
Research and development		430,370
Salaries and wages	7	125,633
Share-based payments	7,8	847,762
Loss before other items		5,317,366
Other items
Foreign exchange gain		(95,914)
Proof of stake income	4	(17,021)
Unrealized loss on fair value of cryptographic assets	4	490,323
Net Loss		5,694,754

Total loss and comprehensive loss for the period		$5,694,754

Loss per common share
Basic and fully diluted		$0.08
Weighted average number of common shares outstanding		71,132,694

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

				Subscriptions
	Number of		Shares to be	(receivable) / received in	Share-based
	shares	Share Capital	issued	advance	payments reserve	Deficit	Total
		$	$	$	$	$	$
Balance at September 30, 2021	60,910,825	28,619,942	-	(12,500)	1,292,008	(5,062,610)	24,836,840
Private placements	13,520,001	26,364,002	-	-	-	-	26,364,002
Share issuance cost paid in cash	-	(2,459,888)	-	-	-	-	(2,459,888)
Share issuance cost – warrants and shares	38,462	(1,098,886)	-	-	1,098,886	-	-
Restricted shares issued	145,000	152,250	-	-	(152,250)	-	-
Shares issued for options exercises	216,658	346,641	-	-	(174,688)	-	171,953
Shares issued for warrants exercises	534,877	814,083	-	-	(279,206)	-	534,877
Shares to be issued for services	-	-	1,300,000	-	-	-	1,300,000
Subscriptions received	-	-	-	15,625	-	-	15,625
Share-based payments	-	-	-	-	847,762	-	847,762
Loss for the period	-	-	-	-	-	(5,694,754)	(5,694,754)
Balance at December 31, 2021	75,365,823	52,738,144	1,300,000	3,125	2,632,512	(10,757,364)	45,916,417

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly Austpro Energy Corporation)

Interim Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

For the three months period ended December
31, 2021
Cash Flows from Operating Activities
Loss for the period	$(5,694,754)
Changes in non-cash operating items:
Amortization	1,310
Shares based compensation	847,762
Shares to be issued for services	1,300,000
Proof of stake income	(17,021)
Unrealized loss on fair value of intangible assets	490,323
Foreign exchange gain	(96,534)
(3,168,914)
Changes in non-cash working capital items:
Receivables	(113,032)
Prepaids	(148,188)
Accounts payable and accrued liabilities	493,192
Cash used in operating activities	(2,936,942)

Cash Flows from Investing Activities
Purchase of cryptographic assets	(3,799,755)
Investment in FTX and Bitbuy	(5,617,850)
Purchase of equipment	(3,370)
Cash used in investing activities	(9,420,975)

Cash Flows from Financing Activities
Proceeds from private placements	22,614,002
Share issuance costs	(2,459,888)
Proceeds from options exercised	171,953
Proceeds from warrants exercised	534,877
Share subscriptions received in advance	15,625
Cash provided by financing activities	20,876,569

Foreign exchange effect on cash	(33,552)
Change in cash	8,485,100
Cash, beginning of the period	20,346,956

Cash, ending of the period	$28,832,056

Non-cash financing and investing transactions
Fair value of options and warrants exercised re-allocated within equity	453,894
Restricted shares issued	152,250
Shares issued for intangibles	3,750,000
Fair value of warrants issued	(1,098,886)

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

WonderFi Technologies Inc. (the "Company" or “WonderFi”) is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance. The Company’s common shares trade on the Neo Exchange (“NEO”) under the symbol “WNDR”, and its registered office is located at Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business for the foreseeable future. The Company has no revenue, incurred losses and has had negative cash flows from operations from the inception that have primarily been funded through financing activities.

The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. The financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact on our business operations cannot be reasonably estimated at this time. We anticipate this could have an adverse impact on our research and development plans, results of operations, financial position, and cash flows during the next fiscal period.

2.	BASIS OF PRESENTATION

Statement of compliance

These interim consolidated financial statements are prepared in accordance with International Financial reporting Standards 34 Interim Financial reporting. The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2021, which were prepared in accordance with IFRS. The accounting policies adopted are consistent with those of the previous financial year.

Basis of Presentation and Measurement

These interim consolidated financial statements have been prepared on a historical cost basis except for the Company’s investment in cryptographic assets, which are measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These interim financial statements are presented in Canadian Dollars, which is also the Company’s functional currency.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements
For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Significant accounting estimates and judgments

The preparation of these interim consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

The significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the annual audited consolidated financial statements for the year ended September 30, 2021.

4.	INTANGIBLES (CRYPTOGRAPHIC ASSETS)

The Company purchased cryptographic assets during the course of its operations and management has determined that these cryptographic assets meet definition of intangible assets under IAS 38, ‘Intangible Assets’. A summary of nature, and movement in value of cryptographic assets during the period ended December 31, 2021, is as follows:

($)
Balance, September 30, 2021	4,110,325
Cryptographic assets purchased	3,799,755
Cryptographic assets received for shares	3,750,000
Cryptographic assets earned as part of proof of stake	17,021
Revaluation of cryptographic assets	(490,323)
Foreign exchange impact	129,958
Balance, December 31, 2021(1)	11,316,736

(1)  Out of this total balance, $1,512,579 is the balance as part of a proof of stake account where the Company has made available 320 units of Cryptocurrency Ethereum (“ETH”). The Proof of stake account also earns additional ETH units daily based on the balance of the account as of that day. The rest of the balance is held at Coinbase.

As at December 31, 2021, the Company held the following cryptographic assets:

Cryptographic Asset	Units	Amount ($)
Bitcoin (BTC)	59.15	3,473,600
Ethereum (ETH)	706.07	3,299,904
Uniswap (UNI)	11,557.57	249,975
Compound (COMP)	573.27	145,482
Yearn Finance (YFI)	2.39	99,900
Aave (AAVE)	247.52	80,190
Maker (MKR)	29.12	86,452
Solana (SOL)	0.05	10
Synthetix (SNX)	5,893.65	41,096
USD Coin (USDC)	3,028,968.75	3,840,127
Balance, December 31, 2021		11,316,736

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

	December 31, 2021 $	September 30, 2021 $
Accounts payable	886,504	335,938
Accrued liabilities	76,570	134,072
	963,074	470,010

6.	INVESTMENTS

On December 3, 2021, the Company made a strategic investment of $5,000,000 into First Ledger Corp., the parent company of Bitbuy Technologies Inc.(“Bitbuy”), Canada’s first approved crypto marketplace. The Company holds a non-interest bearing convertible note due November 19, 2022 that is convertible into common shares of Bitbuy at $5 per share.

On October 19, 2021 the Company made a strategic investment of $617,850 in FTX, a leading global cryptocurrency exchange, in the form of a private placement.

7.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principals. Their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation on a graded basis related to the fair value of the stock options granted, the fair value of any share based renumeration to these key management personal and its recognition in these financial statements, and any salaries paid to these key management personnel.

During the period ended December 31, 2021, related party transactions were as follows:

December 31, 2021 $
Share-based payments(1)	353,107
Salaries and benefits(2)	193,137
Professional fees(3)	48,120
594,364

(1) The Company issued Stock options and Restricted Share Units (“RSUs) to directors and key management personnel of the Company and recorded the stock-based compensation expense related to such issuances based on the vesting schedules.

(2) Salaries and benefits paid to key management personnel during the period ended December 31, 2021.

(3) Avisar Everyday Solutions (“Avisar”), firm where Steven Krause, the CFO of the Company, is a founder and principal, provides bookkeeping, treasury, and financial reporting services to the Company. During the period ended December 31, 2021, the Company incurred accounting fees of $48,120.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

These transactions were in the normal course of operations. The amounts due to related parties are unsecured, non- interest bearing and have no specific terms of repayment. As at December 31, 2021, a total of $20,154 was the balance owed to Avisar and included in accounts payable and accrued liabilities.

The Company also had an outstanding balance of $65,370 owed to a former director of the Company in the form of unsecured loans working capital requirements.

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

As at December 31, 2021, the Company had 75,365,823 common shares outstanding.

On October 26, 2021 the Company completed a private placement with issuance of 13,520,001 units at a price of $1.95 for aggregate gross proceeds to the Company of $26,364,002. Each Unit consists of one common share of the Company (total of 13,520,001 common shares) and one-half of one common share purchase warrant (“Warrant”) of the Company (total of 6,760,002 Warrants). Each Warrant is exercisable to acquire one Common Share of the company at an exercise price of $2.55 for a period of 36 months from the issuance date. As part of the private placement, the Company also issued 910,503 broker warrants to certain agents. Each broker warrant is exercisable to acquire one common share and one-half of one common share purchase warrant of the Company at an exercise price of $2.55 for a period of 36 months from the issuance date. The fair value of the broker warrants has been measured using the Black-Scholes option pricing model at $1,098,886 and has been recorded as share issuance costs.

The following assumptions were used in the calculation of broker warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date	$1.95
Exercise price	$1.95
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	3 years
Expected dividends	Nil
Risk-free interest rate	0.94%

The Company incurred cash-based share issuance costs of $2,459,888 regarding the private placements during the period ended December 31, 2021.

The Company also issued 38,462 common shares of the Company to the agents involved in the private placement financing to settle the share issuance costs of $75,001.

A total of 216,658 stock options were exercised for 216,658 common shares of the Company for cash proceeds of  $171,953 during the period ended December 31, 2021. The weighted average market price for the stock options exercised during the period ended December 31, 2021 is $2.22.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

A total of 534,877 warrants were exercised for 534,877 common shares of the Company for cash proceeds of $534,877 during the period ended December 31, 2021.

A total of 145,000 common shares of the Company were issued to the employees, and directors of the company upon vesting of the RSUs.

The Company has recorded $1,300,000 in professional fees for services provided by the consultants of the Company. As per the consulting agreement, the entire amount is to be settled via issuance of Company’s common shares (Note 10).

Options

The Company issued share options to the key management personnel and Directors to purchase shares in the Company.

The Company has established a Stock Option Plan under which, the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants of the Company. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company. Under the Stock Option Plan, the exercise price of an option cannot be lower than the closing price on the NEO Exchange on the trading date preceding the date of grant. Each stock option and all rights thereunder shall be expressed to expire on the date as set out in the option agreement or the maximum term of 10 years, whatever comes earlier.

During the period ended December 31, 2021, the Company granted options to its directors, officers, employees and consultants to acquire a total of 695,000 common shares at exercise prices ranging from $1.41 - $2.03 per common share. All options granted vest 8.33% every 3 months for a period of 36 months.

The weighted average inputs used in the measurement of the fair values at grant date of the stock options are as follows:

Weighted average assumptions
Share price at grant date	$1.85
Exercise price	$1.63
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	5 years
Expected dividends	Nil
Risk-free interest rate	1.04%

The Company recorded a total of $492,102 as stock option-based cost during the period ended December 31, 2021, based on the graded vesting schedule of such stock options.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

A summary of the Company stock options as at and during the period ended December 31, 2021, is as follows:

	Options outstanding	Weighted average exercise price $	Weighted average life (years)
Balance, September 30, 2021	2,159,720	0.61	4.68
Granted	695,000	1.63
Exercised	(216,658)	0.80
Expired / cancelled / forfeited	(630,010)	0.74
Balance, December 31, 2021 - Outstanding	2,008,052	0.91	4.53
Balance, December 31, 2021 - Exercisable	212,014	0.61	4.45

Restricted Share Units (“RSU”)

The Board of Directors may, from time to time, award RSUs to directors, officers, and employees. Under the incentive plan the maximum number of shares the Company is entitled to issue from treasury for payments in respect of awards of stock options and RSUs cumulatively should not exceed 10% of the total number of shares issued and outstanding. Upon vesting, the awardees of the RSUs will receive one common share of the Company for each RSU held. The only performance condition is the lapse of time and the awardees remain in the Company’s employment for the specified period.

During the period ended December 31, 2021, the Company issued 100,000 RSUs to the key management personnel that entitles the holders to receive common shares of the Company equal to the number of RSUs vesting on each Vesting Date. The vesting of RSUs is based on the following schedule:

Number of RSUs granted	Fair Value per RSUs ($)	First Vesting Date	Vesting Criteria
1,450,000	1.05	October 29, 2021	10% every 3 months
280,000	0.25	September 23, 2021	6.25% every 3 months
100,000	2.39	January 19, 2022	8.33% every 3 months

During the period ended December 31, 2021, a total of 145,000 common shares of the Company were issued to the employees, and directors of the Company upon vesting of the RSUs.

A summary of the Company’s RSUs as at and during the period ended December 31, 2021, is as follows:

RSUs outstanding
Balance, September 30, 2021	1,712,500
Granted	100,000
Vested and issued	(145,000)
Balance, December 31, 2021	1,667,500

The Company recorded a total of $355,660 as share-based payments based on the graded vesting schedule of the granted RSUs during the period ended December 31, 2021.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

Warrants

A summary of the Company’s warrants as at and during the period ended December 31, 2021, is as follows:

Warrants outstanding
Balance, September 30, 2021	960,575
Granted	7,670,505
Exercised	(534,877)
Balance, December 31, 2021	8,096,203

The Company recorded a total of $1,098,886 as share issuance costs for the granted warrants during the period ended December 31, 2021.

Escrow Shares

The Company established a Pooling Agreement, upon which the shares of the Company are held in an escrowed schedule and are not allowed to be traded until they are released as per the escrow schedules.

Pooled shares that were originally issued at $0.002 per share and have not been transferred for a value of $0.25 or greater shall be released as follows:

Release Date	Percentage to be released
Aug 30, 2021	25%
Feb 28, 2022	25%
Aug 30, 2022	25%
Feb 28,2023	25%

Pooled shares that were originally issued at $0.13 per share shall be released as follows:

Release Date	Percentage to be released
Aug 30, 2021	25%
Dec 30, 2021	25%
Apr 30, 2022	25%
Aug 30,2022	25%

As at December 31, 2021, a total of 12,019,231 shares remains in escrow as part of the pooling agreement.

9.	Financial risk management

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2021, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital assets are measured using Level 2 fair values, and other investments are measured using Level 3 inputs.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

(i)	Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal. As at December 31, 2021, the Company was exposed to currency risk through the cash held that are denominated in US dollars. As at December 31, 2021, the Company held approximately $793,332 (US$625,755) of its cash in US Dollars. A 10% depreciation of the US dollar against the Canadian dollar would result in approximately $79,333 in the Company’s loss for the period. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar would have the opposite affect.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. The Company uses the services of Coinbase for its digital assets. Coinbase is considered one of the top custodians for cryptocurrency. The Company does not self custody its digital assets. In addition, the Company is subject to credit risk in relation to the balances of its investments. To minimize the credit risk on the investments, the Company regularly monitors its investments.

(iv)	Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in digital assets.

(v)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

(vi)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. In addition, the Company may not be able to liquidate its digital assets at its desired price if required as digital assets have a limited history and fair value historically has been volatile. A decline in the market prices for digital assets could negatively impact the Company’s future operations. . The Company holds digital assets on Coinbase with a total value of 11,316,736 (US$8,926,279). At December 31, 2021, had the market price of the Company’s holdings of digital assets changed by 10% with all other variables being constant, the corresponding digital asset value change would amount to approximately $1,131,673.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Interim Consolidated Financial Statements

For the period ended December 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

10.	SUBSEQUENT EVENTS.

On January 3, 2022, the Company entered into a definitive agreement to acquire First Ledger Corp. (“FLC”), the parent company of Bitbuy Technologies Inc. Under the terms of the agreement, the consideration to FLC shareholders will consist of 70 million common shares of WonderFi, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months. The transaction has been approved by the boards of directors of both WonderFi and FLC. The acquisition is expected to close in the first quarter of 2022, subject to approval by WonderFi and Bitbuy shareholders, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals.

The Company has completed a bought deal public offering. The underwriters purchased, on a bought deal basis by way of a short form prospectus, an aggregate of 18,750,000 units (the "Units") of the Company at a price of $2.40 per Unit for aggregate gross proceeds to the Company of approximately $45 million. Each Unit consisted of one common share (each a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant shall be exercisable to acquire one common share for a period of 24 months from closing of the Offering at an exercise price of C$3.10 per share. The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,812,500 Units at a price of C$2.40 per Unit, exercisable at any time, for a period of 30 days after and including the closing date, which, if exercised in full, would result in additional gross proceeds of approximately $6.8 million. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters. On February 4, 2022, the Company issued 1,151,041 Brokers Warrants to the agents involved in facilitating the bought deal public offering and 9,375,000 Warrants to the subscribers of the bought deal public offering. Each of these Warrants can be exercised for a period of 24 months to receive one common share of the Company for an exercise price of $3.10. The Company also paid $2,762,500 in cash to agents as finders fees as part of this financing arrangement. The Company incurred additional $139,509 as share issuance costs for legal and other fees.

A total of 318,611 common shares have been issued pursuant to exercise of 318,611 stock options for total proceeds of $97,820.

A total of 6,800 common shares have been issued pursuant to exercise of 6,800 warrants for total proceeds of $6,800.

A total of 25,833 common shares have been issued upon vesting of the RSUs.

On January 16, 2022, a total of 460,000 RSUs have been granted to a director of the Company.

On January 16, 2022, a total of 3,120,000 stock options have been granted to certain directors, employees and consultants of the Company, exercisable for a period of five years at an exercise price of $2.45 per stock option.

On February 7, 2022, the Company issued 1,000,000 common shares to the consultants of the Company, for a total value of $1,780,000, $1,300,000 of which was recognized as professional fees in the interim consolidated statement of loss and comprehensive loss, during the period ended December 31, 2021.

On February 7, 2022, a total of 300,000 RSUs have been granted to a certain director and an employee of the Company.